Supplement No. 1 dated February 28, 2000 to prospectus dated
            January 11, 2000

        The expiration date of Netsmart Technologies, Inc. warrants to purchase 287,491 shares of common stock at $6.00 per share and 448,535 shares of common stock at $12.00 per share has been extended from February 29, 2000 to April 30, 2000.